Change in Financial Statements

1. Disclosure subject to change : Form 6-K with the title, “Over 15% Change in Revenue or Profit,” filed on February 8, 2006

2. Reason for change : Submission of audit report by external auditor (Date of audit report was received : March 15, 2006)

3. Details of change

(Unit : KRW)

	Before Amendment		After Amendment

	FY 2005	FY 2004	FY 2005	FY 2004

Total liabilities	1,385,330,623,105	1,397,037,403,480	1,412,513,962,759	1,424,220,743,134

Total shareholders’ equity	1,594,770,196,244	1,775,396,175,489	1,567,586,856,590	1,748,212,835,835

Total shareholders’ equity / Paid-in capital (%)	69.0	76.8	67.8	75.7

Note 1) hanarotelecom incorporated revised its financial statements following the recommendation of the external, Deloitte Anjin LLC. Under K-GAAP, the revision leads to an increase in total liabilities and a decrease in total shareholders’ equity but does not have any impact on the Company’s net income or loss for the periods presented.

Note 2) The amount of paid-in capital used in calculating the ratio of total shareholders’ equity to paid-in capital is KRW 2,310,675,900,000 as of December 31, 2005. After the merger of Korea Thrunet Co., Ltd. on January 1, 2006, the amount changed to KRW 2,316,765,060,000 as of March 15, 2006.

4. Reference information for US shareholders :
In connection with the revision of its financial statements mentioned above, hanarotelecom has reviewed the related financial information in the Form 20-F filed on June 29, 2005, including the US-GAAP reconciliation information. As a result of such review and in consultation with the external auditors, hanarotelecom has determined that it will restate its Financial Statements, including the US-GAAP reconciliation information. hanarotelecom intends to revise the Financial Statements of previous 5 fiscal years stated in the 2004 20-F and file an amendment to the 2004 20-F.
hanarotelecom is currently in the process of restating the Financial Statements and intends to file the amendment to the 2004 20-F, including the restated Financial Statements, as soon as practicable.

[Amended] Over 15% Change in Revenue or Profit

1. Income			Increase/		Rate
Statement (KRW)	2005	2004	decrease	Amount	(%)
Revenues	1,444,411,001,380	1,436,485,437,554	—	7,925,563,826	0.6

			Profits
Operating profit	53,228,472,695	114,021,390,126	decreased	-60,792,917,431	-53.3

			Turned to
Ordinary income	-202,692,376,091	10,492,635,445	negative	-213,185,011,536	-2,031.8

			Turned to
Net income	-208,839,950,241	10,492,635,445	negative	-219,332,585,686	-2,090.3

2. Balance Sheet (KRW)	2005		2004

Total assets	2,980,100,819,349		3,172,433,578,969

Total liabilities	1,412,513,962,759		1,424,220,743,134

Paid-in capital	2,310,675,900,000		2,310,675,900,000

Total shareholders’ equity	1,567,586,856,590		1,748,212,835,835

Total shareholders’ equity to paid-in capital (%)	67.8		75.7

3. Major reasons for the changes in revenues/profits	- Operating profit went down as marketing costs increased due to intensifying competition in the broadband market. - Ordinary/net income turned negative mainly because of one-time costs arising from the acquisition of Korea Thrunet Co., Ltd. and restructuring (KRW 167.6 billion). Details are as follows: 1) goodwill impairment loss with regard to Korea Thrunet Co., Ltd. (KRW 79.2 billion) 2) costs incurred in connection with acquisition and integration of Korea Thrunet Co., Ltd. (KRW 70.1 billion) 3) costs of restructuring including implementation of early retirement program (KRW 18.3 billion)

4. Date of BOD resolution	February 8, 2006 - Outside director : 4 out of 5 were present. - Audit committee members who are not outside directors : none

5. Expected date of AGM	N/A

6. Others	The above-stated figures are unaudited preliminary financial data and could be subject to change.

* Date of relevant disclosure	N/A